August 27, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:    Tom Kluck, Legal Branch Chief

Re:	Florham Consulting Corp.
Amendment No. 4 to Preliminary Information Statement on
Schedule 14C
File No. 000-52634
Filed July 30, 2010
Amendment No. 1 to Form S-1
File No. 333-164871
Filed July 30, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Preliminary Information Statement on Schedule 14C and Registration Statement on Form S-1 of Florham Consulting Corp. (the “Company”) by letter dated August 24, 2010 to Mr. Joseph J. Bianco, the Company’s Chairman and Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

Comments on Schedule 14C

General

1.	Comment:

Please revise your document to provide all of the disclosure contained in your response letter dated March 16, 2010, in response to comments 1 and 2 of our letter dated February 24, 2010. Please make corresponding changes to your Form S-1.

Response:

The Company has revised its Preliminary Information Statement on Schedule 14C and its Registration Statement on Form S-1 to include all of the disclosure contained in the Company’s response letter dated March 16, 2010, in response to comment numbers 1 and 2.

Our Proposed Culinary Acquisition and Corporate Structure, page 4

2.	Comment:

We note your disclosure regarding the merger agreement with Culinary Tech Center LLC and Professional Culinary Institute LLC.  It appears that the votes regarding the proposed name change and increase in shares will also relate to this transaction.  If true, please revise your disclosure to provide the disclosure required by Items 13 and 14 of Schedule 14A.  Alternatively, please provide a detailed explanation regarding why this disclosure is not required and tell us whether you will be filing a separate document related to this transaction.  Additionally, please explain whether shareholder approval is required for the proposed merger transaction.  Please make corresponding changes to your Form S-1 as appropriate.

Response:

On December 16, 2009, the Company executed an agreement and plan of merger with EII Acquisition Corp. (“Mergerco”), Educational Investors, Inc., a Delaware corporation (“EII”) and its security holders, Sanjo Squared, LLC, Kinder Investments, LP, Joseph Bianco and Anil Narang (collectively, the “EII Securityholders”).   The merger, consummated on December 31, 2009, was structured as a “reverse triangular merger” in which the Company, as a public shell company, formed its wholly owned subsidiary, Mergerco. Under the terms of the merger agreement, Mergerco was merged with and into EII, with EII as the surviving corporation of the merger, as a result of which EII became a wholly-owned subsidiary of the Company (the “Reverse Merger”). As stated in our prior responses to the comments of the Commission, and as confirmed by an independent legal opinion of prominent Delaware counsel, shareholder approval of the Reverse Merger was not required under Delaware law as a condition to the valid consummation of the Reverse Merger.

In connection with the Reverse Merger, the EII Securityholders received (i) an aggregate of 6,000,000 shares of Company common stock, (ii) options to acquire 2,558,968 additional shares of Company common stock, and (iii) 250,000 shares of the Company’s Series A Preferred Stock, with each share of  Series A Preferred Stock automatically convertible into 49.11333 shares of common stock upon the filing by the Company of an amendment to its certificate of incorporation which increases the authorized shares of common stock to at least 50,000,000.

The initial majority shareholder consent approving (a) an amendment to the Company’s certificate of incorporation to change its corporate name to “Oak Tree Educational Partners, Inc.” (the “Name Change”); (b) an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of Company common stock to 50,000,000 shares (the “Share Increase”); and (c) the adoption of the Company’s 2009 Stock Incentive Plan (the “Plan”), was executed on December 31, 2009 by the holders of a majority of the outstanding shares of the Company in connection with the Reverse Merger (the “Shareholders Consent”). On May 19, 2010, Kinder Investments, L.P. (“Kinder”) and Sanjo Squared, LLC (“Sanjo”), as the then holders of a majority of the outstanding Company shares, executed new shareholder consents pursuant to which they ratified the December 31, 2009 Shareholder Consent to the Name Change, Share Increase and 2009 Plan.

It was solely in connection with the Reverse Merger that the board of directors, the initial majority shareholders in the December 2009 Shareholders Consent, and Kinder and Sanjo, approved the Name Change, the Share Increase and the Plan and executed shareholder consents relating thereto.  Indeed, in December 2009, when the Company and its majority shareholders were considering the Name Change, the Share Increase and the Plan, the Company had not yet held preliminary discussions with the affiliates of Culinary Tech Center LLC, Professional Culinary Institute LLC and Educational Training Institute, Inc. (collectively, the “Culinary Group”), and had not entered into any letter of intent, definitive acquisition agreements or even finalized negotiations with the parties to the May 21, 2010 agreements with such parties.  The new shareholder consents executed by Kinder and Sanjo in May 2010 were intended solely to satisfy comments of the Commission and to ratify the prior majority shareholder approval of the Name Change, the Share Increase and the Plan in connection with the Reverse Merger, and were not in any manner connected or related to the proposed Culinary Group acquisition.

Management of the Company believed in December 2009 and currently believes that the Name Change will bring it greater exposure and name recognition because the new name will more accurately describe the Company’s business subsequent to the Reverse Merger.  In addition, the Share Increase will be consummated for purposes of permitting the automatic conversion of the Series A Preferred Stock issued to the EII Securityholders as partial consideration for the Reverse Merger, as well as the conversion or exercise of outstanding warrants and options.

In no way was board and shareholder approval of the Name Change, Share Increase and Plan obtained related to or considered by the Company as a result of the proposed acquisition of the Culinary Group.  The corporate actions relating to the Name Change, Share Increase and Plan were contemplated beginning in late 2009, in connection with the consummation of the Reverse Merger and part of the transactions contemplated by the Reverse Merger.  At such time, the proposed Culinary Group acquisition was not a business opportunity that the board, management or shareholders were aware of, let alone considering for the Company.

Based upon the foregoing, it is the Company position that the votes regarding the Name Change and Share Increase in no way relate to the proposed Culinary Group acquisition.  Simply because shares of Company common stock will be issued to the equity owners of the Culinary Group as partial consideration for the acquisition does not mean that the votes regarding the Name Change and Share Increase relates to such proposed acquisition. Accordingly, the Company believes that it is not required to provide disclosure required by Items 13 and 14 of Schedule 14A regarding the Culinary Group in its Preliminary Information Statement on Schedule 14C.

In addition, under applicable Delaware law shareholder approval is not required for the Company to consummate the Culinary Group acquisition.

Accordingly, the Company will not seek such shareholder approval and will not be filing a subsequent 14C Information Statement with the Commission regarding the proposed Culinary Group acquisition. Upon consummation of the Culinary Group acquisition when all conditions to closing have been satisfied, including, without limitation, the Company obtaining the requisite financing, approval by the New York State Department of Education of the change of control of the Culinary Group, and completion of the necessary audits of the historical financial statements of the Culinary Group, the Company will (i) file a Current Report on Form 8-K announcing the closing, and describing the business, management, risk factors and other related matters relating to the Culinary Group and its business, and (ii) thereafter amend such report within 75 days to provide the audited and interim financial statements of the Culinary Group, in accordance with Regulation S-X and as required under other applicable provisions and regulations under the Securities Exchange Act of 1934, as amended.

Comments on Form S-l

Financial Statements

3.	Comment:

Please update your financial statements and other financial information presented in accordance with Article 8 of Regulation S-X.  Please make similar changes to your preliminary proxy statement on Schedule 14C.

Response:

The Company has further revised its Preliminary Information Statement on Schedule 14C, as well as it’s Registration Statement on Form S-1, to update its financial statements and other financial information presented in accordance with Article 8 of Regulation S-X.

Training Direct, LLC

4.	Comment:

We note that your auditor performed their audit in accordance with Government Auditing Standards for the years ended December 31, 2008 and 2007.   Please ensure that your auditor has performed an audit in accordance with generally accepted auditing standards and revise their opinion to remove the reference to Government Auditing Standards or tell us why such opinion is necessary.   Please make similar changes to your preliminary proxy statement on Schedule 14C.

Response:

The auditor who performed the 2008 and 2007 audits of Training Direct, LLC, and issued opinions in connection therewith, has advised the Company that such audits were performed in accordance with generally accepted auditing standards.

Please note that the first sentence in the second paragraph of each audit opinion states: “I conducted my audit in accordance with auditing standards generally accepted in the United States, and Government Auditing Standards issued by the Comptroller General of the United States.” [Emphasis added]  In addition, the third paragraph in each report states “In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Training Direct, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.” [Emphasis added]

Training Direct, LLC is engaged in the business of providing “distance learning” and “residential training” educational programs for students to become eligible for entry-level employment in a variety of fields and industries. As the company is in the education industry, the Company was advised that the US Department of Education (the “USDOE”) requires annual financial statement audits in conformity with both generally accepted auditing standards and government auditing standards.  Accordingly, in order to be prepared for future participation in Federal Title IV student financial aid programs, compliance with the USDOE standards is necessary. However, even if participation in Federal student financial aid is not a near term goal, many community-based, local and State government tuition grant contracts require compliance with government auditing standards. Therefore, in order to be eligible for all potential government training contracts, the 2008 and 2007 audits were performed in accordance with both generally accepted auditing standards and government auditing standards.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Joseph J. Bianco
Joseph J. Bianco
Chairman and CEO

cc:           Stacie Gorman